

Mail Stop 4561

April 16, 2009

Via US Mail and Facsimile to (715) 831-4266

John Zettler
Senior Vice President and Chief Financial Officer
Citizens Community Bancorp, Inc.
2174 EastRidge Center
Eau Claire, WI 54701

> **Re:** **Citizens Community Bancorp, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Form 10-Q for the quarter ended December 31, 2008**
> **File No. 001-33003**

Dear Mr. Zettler:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Exhibits 31 – Management's Certifications

1. The language of certifications required by Rules 13a-14(a) and 15d-14(a) should be in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as noted in applicable staff interpretations. Your certifications include inappropriate modifications, such as deleting the words "The registrant's other certifying officer(s) and" in paragraphs four and five of your certification. Based on this change you also modified the pronouns within the same certification. Lastly, in paragraph four (b) the wording "generally accepted accounting principles" was modified. We noted similar modifications were made on the certifications included in the Form 10-Q for the period ended December 31, 2008. Please revise your future filings to provide the appropriate certifications consistent with Item 601(b)(31) of Regulation S-K.

Note 1 – Summary of Significant Account Policies

Federal Home Loan Bank Stock, page 36

2. We note your disclosure that the Federal Home Loan Bank (FHLB) of Chicago is under a regulatory order for its capital level which requires approval of dividend payments and stock redemptions. We also note you determined that this stock was not impaired as of September 30, 2008. Given the fact that FHLB has not paid dividends since the third quarter in 2007 and had a net loss in 2008, please tell us how you determined your investment in FHLB Chicago stock is not other than temporarily impaired both as of September 30, 2008 and December 31, 2008, including a discussion of all the positive and negative factors you considered in making this determination. In addition, to provide more transparent and balanced disclosures, please revise your future filings to disclose how you considered these factors in making this conclusion.

Note 3 – Acquisition, page 42

3. We note your disclosure on page 32 with respect to purchase of certain assets and assumption of deposits of certain branches of American National Bank on August 1, 2008 and recording of goodwill. Please tell us how you determined these branch acquisitions from American National Bank constituted a business under EITF 98-3 that should be accounted for using the purchase method of accounting in accordance with Statement 141.

Note 6 – Loans, page 45

4.   We note your disclosure that no loans were considered impaired for 2008 and 2007. In Note 6 to the financial statement in your Form 10-Q for the quarter ended December 31, 2008, you value impaired loans that are collateral-dependent and this includes a reconciliation of the beginning balance of impaired loans at October 1, 2008 to December 31, 2008. Please reconcile for us the disclosure included in the Annual Report to that disclosed in Note 6 to the financial statements in the Form 10-Q for the quarter ended December 31, 2008.

Form 10-Q for the three months ended December 31, 2008

Note 5 – Fair Value Accounting, page 9

5.   We note the Company has used significant unobservable inputs (Level 3) to determine the fair value of all of its investment securities. Please provide us with and include in future filings enhanced disclosures including the methodology used to determine the fair value and significant assumptions. Refer to paragraphs 32 and 33 of Statement 157. In addition, please quantify for us the impact your adjustments had on the fair value using significant other observable inputs (Level 2).

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief